EXHIBIT No.2

Press Release of October 11, 2005

Trades under the symbol (TSX): PJC.SV.A

THE JEAN COUTU GROUP – FIRST QUARTER RESULTS REFLECT COSTS OF THE BROOKS
ECKERD INTEGRATION

THE COMPANY IS NOW WELL POSITIONED TO GROW SALES PROFITABLY

Longueuil, October 11, 2005 - The Jean Coutu Group (PJC) Inc. (the “Company” or the “Jean Coutu Group”) reported its financial results for the quarter ended August 27, 2005 today. Quarterly revenues are up by 100.7% year-over-year as a result of the addition of Eckerd drugstore operations.

SUMMARY OF RESULTS

(in millions of US dollars except per share amounts)

	Q1/2006	Q4/2005	Q1/2005

Revenues	2,683.1	2,768.4	1,336.7

Operating income before amortization (“OIBA”)	104.4	148.4	61.9

Net earnings	11.1	46.2	22.3

Net earnings per share	$0.04	$0.18	$0.09

HIGHLIGHTS

•                  The Canadian network continues to perform well and is gaining market share in prescription scripts.

•                  The sale of non-core Canadian real estate assets will allow the Company to reduce indebtedness.

•                  Pharmacy sales are being impacted by the increasing conversion of brand name drugs to generics.

•                  Slow sales growth in the United States and the cost of running dual head office infrastructures impacted results, with the final phases of the Brooks Eckerd Information Technology conversion being completed during the quarter.

 “The first quarter’s financial results of The Jean Coutu Group were impacted by slow sales growth at Brooks Eckerd Pharmacy combined with integration costs,” said François J. Coutu, President and Chief Executive Officer. “Given that we have completed the IT conversion and undertaken numerous sales growth initiatives, we are better positioned for increased profitability for the balance of fiscal 2006. Over the coming quarters, we will strive to profitably grow the sales of our US network, while continuing to improve the performance of our Canadian network.”

Net earnings

For the first quarter, net earnings were $11.1 million ($0.04 per share) compared with $22.3 million ($0.09 per share) for the same period last year and $46.2 million ($0.18 per share) for the fourth quarter of last year. As previously reported, fourth quarter 2005 results were positively impacted by changes in estimates for some Eckerd network operating expenses and revenues on the basis of new information obtained in the quarter. Of these favourable changes in estimates, approximately $12 million impacted the cost of goods sold and $9 million the general and operating expenses in the last quarter of fiscal 2005.

In the first quarter of fiscal 2006, the Canadian network performed well, while top line growth was constrained in the US network. At the same time, the Company completed the final stages of the Brooks Eckerd integration and store closures, resulting in non-recurring costs of approximately $12 million.

Revenues

Total revenues of the Company’s Canadian operations for the first quarter reached $364.7 million compared with $312.6 million for the first quarter of the 2005 fiscal year, an increase of $52.1 million or 16.7%. First quarter Canadian revenues increased by 7.0% year-over-year excluding the impact of currency exchange rate fluctuations.

Our American operations generated total revenues of $2.318 billion, up $1.294 billion or 126.4% from the first quarter of fiscal 2005. Pharmacy sales were negatively impacted by the conversion of brand name drugs to generics, which generally have a lower selling price, but higher gross margins to the drugstore retailer. Generics as a percentage of total Brooks Eckerd pharmacy sales increased to 54.7% by quarter-end with the generic substitution rate increasing to 94.2%. The effect of generic drugs replacing brand drugs on US pharmacy sales growth was 2.3% during the first quarter of fiscal 2006. During the first quarter of fiscal 2006, the Company closed 78 non-performing Eckerd drugstores, with 45 transfers of script files to the nearest Eckerd store and the sale of script files and related inventories for the other 33 stores. As a result of these closures, first quarter revenues decreased by $26 million compared with the fourth quarter of 2005.

First quarter 2006 total revenues increased by $1.346 billion or 100.7% to $2.683 billion from $1.337 billion in fiscal 2005.

Retail sales

Retail sales figures quoted herein are denominated in local currency in order to exclude the impact of currency rate fluctuations. As of August 1, 2005, the Company is reporting the same-store sales for the Eckerd drugstores acquired on July 31, 2004. Going forward, the Company will publish this information on the Canadian and United States networks on a monthly basis.

RETAIL SALES GROWTH	13 weeks ended August 27, 2005	4 weeks ended August 27, 2005

CANADA
Total sales growth
Total	3.6%	4.5%
Pharmacy	5.5%	7.5%
Front-end	1.4%	1.4%
Same store
Total	3.5%	4.5%
Pharmacy	5.4%	7.5%
Front-end	1.4%	1.4%

UNITED STATES
Total sales growth
Total	126.3%	(1.7)%
Pharmacy	131.0%	(0.1)%
Front-end	114.3%	(6.1)%
Same store
Total	0.3%	(0.8)%
Pharmacy	1.3%	0.6%
Front-end	(2.3)%	(4.5)%

In the first quarter, the Company’s Canadian franchise network showed a 3.6% increase in  retail sales compared with the same period last year. The American corporate pharmacy network posted a 126.3% increase in retail sales when compared with the same quarter of the 2005 fiscal year.

In terms of comparable stores, the Canadian network’s retail sales were up 3.5%, pharmacy sales gained 5.4% and front-end sales picked up 1.4% year-over-year. In the United States, retail sales rose by 0.3%, pharmacy sales gained 1.3% and front-end sales decreased 2.3% compared with the same quarter last year. This measure now includes same-store sales for the acquired Eckerd drugstores as of August 1, 2005. Front-end trends have nevertheless improved over the year, with strong growth in core health and beauty categories and private label products, with a slight decline in overall front-end sales year-over-year, due to drops in beverage and photo categories.

For the month of August 2005, the Company’s Canadian franchise network showed a 4.5% increase in sales compared with the same period last year. The American corporate pharmacy network posted a 1.7% decrease in sales when compared with the same month of the 2005 fiscal year, partly due to the closure of 78 drugstores.

In terms of comparable stores, the Canadian network’s retail sales were up 4.5%, pharmacy sales gained 7.5% and front-end sales picked up 1.4% year-over-year. Pharmacy sales accounted for 58% of total sales in the month. In the United States, retail sales decreased by 0.8%, pharmacy sales gained 0.6% and front-end sales decreased 4.5% compared with the same month last year. Pharmacy sales accounted for 74% of total sales for the month. This measure includes same-store sales for the Brooks Eckerd network for the full period. Canadian results were stronger, whereas United States results were affected by continuing generic conversions and weak front-end trends.

OIBA

In the first quarter, operating income before amortization (“OIBA”) amounted to $104.4 million against $61.9 million for the corresponding quarter last year, an increase of $ 42.5 million. The increase in OIBA year-over-year reflects the operation of the acquired Eckerd drugstores for the full first quarter of fiscal 2006.

Store network development

During the first quarter, 13 drugstores were opened, of which 7 were relocations, one drugstore was acquired  and 78 were closed. On August 27, 2005, there were 2,172 stores in the system, comprised of 321 Canadian PJC stores, and 1,851 Brooks and Eckerd drugstores in the United States.

Other initiative

On October 7, 2005, the Company entered into an agreement to sell certain non-core Canadian real estate assets of the Company. These assets consist of 30 commercial properties, composed of strip malls located in the Provinces of Quebec and Ontario, containing Jean Coutu drugstores and other retail tenants. Concurrently, the Company will lease back the drugstore locations under equivalent lease conditions.

The agreement foresees the payment of the full amount of the $C 111.7 million purchase price on November 1, 2005, the scheduled closing date. The transaction will generate a pre-tax gain of approximately $C 26 million, of which $C 16 million will be recorded in fiscal 2006 and $C 10 million representing the leaseback portion for the Jean Coutu drugstores will be deferred over the life of the leases. The Company intends to use the net proceeds to repay a portion of its Senior Secured Credit facilities.

Outlook

The Jean Coutu Group is well positioned to capitalize on the growth in the North American drugstore retailing industry, based on its strong brands, a focus on excellence in customer service in pharmacy and front-end innovation with an emphasis on health and beauty. Demographic trends in Canada and the United States are expected to contribute to growth in the consumption of prescription drugs, and to the increased use of pharmaceuticals as the primary intervention in individual healthcare. Management believes that these trends will continue and that the Company will achieve sales growth through quality of offering and service levels in its drugstore network.

The Company operates its Canadian and US networks with a focus on sales growth, network renovation, relocation and expansion projects and operating efficiency. In its US network, the Company eliminated dual infrastructures late in the first quarter of fiscal 2006 and began to capture the related savings during the month of August 2005. The Company will continue to optimize logistics and supply chain efficiency over fiscal 2006. The Company also right sized its Eckerd network during the first quarter of fiscal 2006 and will continue its store opening program, with a focus on growing network sales profitably.

Finally, customer focused initiatives have been taken and will continue to be implemented to drive sales growth profitably. The goal is to differentiate the network through quality of offering and customer service levels.

Dividend

The Board of Directors of The Jean Coutu Group declared a quarterly dividend of C$0.03 per share. This dividend is payable on November 10, 2005 to all holders of Class A Subordinate Voting shares and holders of Class B shares listed in the Company’s shareholder ledger as of October 27, 2005.

Conference call

Financial analysts are invited to attend the first quarter results conference call to be held on October 11, 2005 at 9:00 AM eastern time. The toll free call-in number is 1-888-575-8232. Media and other interested individuals are invited to listen to the live or deferred broadcast on The Jean Coutu Group corporate web site at www.jeancoutu.com. A full replay will also be available by dialing 1-800-408-3053 code 3163933 (pound sign) until November 11, 2005.

Supporting documentation (additional information and investor presentation) is available at www.jeancoutu.com using the investors link. Readers may also access additional information and filings related to the Company using the following links to the www.sedar.com (Canada) and www.sec.gov (United States) websites.

About The Jean Coutu Group

The Jean Coutu Group (PJC) Inc. is the fourth largest drugstore chain in North America and the second largest in both the eastern United States and Canada. The Company and its combined network of 2,172 corporate and franchised drugstores (under the banners of Brooks and Eckerd Pharmacy, PJC Jean Coutu, PJC Clinique and PJC Santé Beauté) employ more than 60,000 people.

The Jean Coutu Group’s United States operations employ 46,000 people and comprise 1,851 corporate owned stores located in 18 states of the Northeastern, mid-Atlantic and Southeastern United States. The Jean Coutu Group’s Canadian operations and franchised drugstores in its network employ over 14,000 people and comprise 321 PJC Jean Coutu franchised stores in Quebec, New Brunswick and Ontario.

Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The words “looking forward,” “looking ahead,” “believe(s),” “should,” “may,” “expect(s),” “anticipate(s),” “likely,” “opportunity,” and similar expressions, among others, identify forward-looking statements. The Company undertakes no obligation to update any forward-looking statements contained in this press release.

This press release also contains certain non-GAAP financial measures. Such information is reconciled to the most directly comparable financial measures, as set forth in the “additional information” section, which is attached to the Company’s financial statements.

Source:	André Belzile
Senior Vice-President Finance and Corporate Affairs
The Jean Coutu Group (PJC), Inc.
(450) 646-9760

Information:	Michael Murray
Director, Investor Relations
The Jean Coutu Group (PJC), Inc.
(450) 646-9760

Hélène Bisson
Media and Public Relations
(514) 393-1180, ext. 343
1-877-894-8993

THE JEAN COUTU GROUP (PJC) INC.

Consolidated statements of earnings

Periods ended August 27, 2005 and August 28, 2004

(in millions of US dollars, unless otherwise noted)

	13 weeks
	2005	2004
	$	$
	(unaudited)	(unaudited)

Sales	2,637.8	1,298.3
Other revenues (note 2)	45.3	38.4
	2,683.1	1,336.7
Operating expenses
Cost of goods sold	2,021.2	1,028.1
General and operating expenses	558.4	247.5
Amortization (Note 3)	60.7	25.3
	2,640.3	1,300.9
Operating income	42.8	35.8
Financing expenses
Interest on long-term debt	48.9	15.0
Other financing expenses, net	1.8	2.7
	50.7	17.7
Earnings (loss) before income taxes	(7.9)	18.1
Income tax recovery	(19.0)	(4.2)
Net earnings	11.1	22.3

Net earnings per share, in dollars (Note 4)
Basic	0.04	0.09
Diluted	0.04	0.09

Consolidated statements of retained earnings
Periods ended August 27, 2005 and August 28, 2004
(in millions of US dollars)

	13 weeks
	2005	2004
	$	$
	(unaudited)	(unaudited)

Balance, beginning of period	787.6	708.6
Net earnings	11.1	22.3
	798.7	730.9
Dividends	6.5	6.0
Balance, end of period	792.2	724.9

The segmented information and the accompanying notes are an integral part of these unaudited interim consolidated financial statements.

THE JEAN COUTU GROUP (PJC) INC.

Consolidated balance sheets

(in millions of US dollars)

	As at August 27, 2005	As at May 28, 2005
	$	$
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	97.0	132.2
Temporary investments	82.6	78.5
Accounts receivable	525.7	544.8
Inventories	1,719.4	1,678.2
Prepaid expenses	59.6	41.0
Income taxes receivable	18.8	6.8
	2,503.1	2,481.5
Investments	20.4	18.8
Capital assets	1,492.9	1,492.5
Intangible assets	723.1	729.6
Goodwill	867.4	866.5
Other long-term assets	108.1	106.0
	5,715.0	5,694.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,054.9	1,109.9
Income taxes payable	—	32.9
Future income taxes	106.0	97.8
Current portion of long-term debt	66.2	65.6
	1,227.1	1,306.2
Long-term debt	2,583.3	2,495.8
Other long-term liabilities (Note 5)	453.2	480.8
	4,263.6	4,282.8

Shareholders’ equity
Capital stock	577.9	577.5
Contributed surplus	1.0	0.8
Retained earnings	792.2	787.6
Foreign currency translation adjustments	80.3	46.2
	1,451.4	1,412.1
	5,715.0	5,694.9

The segmented information and the accompanying notes are an integral part of these unaudited interim consolidated financial statements.

THE JEAN COUTU GROUP (PJC) INC.

Consolidated statements of cash flows

Periods ended August 27, 2005 and August 28, 2004

(in millions of US dollars)

	13 weeks
	2005	2004
	$	$
	(unaudited)	(unaudited)
Operating activities
Net earnings	11.1	22.3
Items not affecting cash
Amortization	60.7	25.3
Amortization of incentives paid to franchisees	0.9	0.8
Amortization of deferred financing fees	3.0	1.4
Future income taxes	(18.3)	(0.4)
Gain on disposal of assets	(6.9)	—
Other	0.7	2.8
	51.2	52.2
Net changes in non-cash asset and liability items	(146.6)	(138.8)
Cash flow used in operating activities	(95.4)	(86.6)
Investing activities
Business acquisitions	—	(2,514.5)
Investments and temporary investments	(0.6)	5.3
Purchase of capital assets	(37.8)	(20.6)
Proceeds from the disposal of capital assets	0.8	0.4
Purchase of intangible assets	(5.5)	(0.6)
Proceeds from the disposal of intangible assets	7.8	—
Other long-term assets	(0.7)	(73.1)
Cash flow used in investing activities	(36.0)	(2,603.1)
Financing activities
Changes in bank loans	—	(15.0)
Issuance of long-term debt	100.0	2,550.0
Repayment of long-term debt	(12.2)	(185.5)
Issuance of capital stock	0.4	424.6
Cash flow provided by financing activities	88.2	2,774.1
Foreign currency translation adjustments	8.0	2.6
Increase (decrease) in cash and cash equivalents	(35.2)	87.0
Cash and cash equivalents, beginning of period	132.2	14.6
Cash and cash equivalents, end of period	97.0	101.6

See complementary cash flow information in Note 8.

The segmented information and the accompanying notes are an integral part of these unaudited interim consolidated financial statements.

THE JEAN COUTU  GROUP (PJC) INC.

Consolidated segmented information

Periods ended August 27, 2005 and August 28, 2004

(in millions of US dollars)

The Company has two reportable segments: franchising and retail sales.  Within the franchising segment, the Company carries on the franchising activity of the “PJC Jean Coutu” banner, operates a distribution center and coordinates several other services for the benefit of its franchisees.  The Company operates retail sales outlets selling pharmaceutical and other products under the “Brooks” and “Eckerd” banners.

The Company analyzes the performance of its operating segments based on their operating income before amortization, which is not a measure of performance under Canadian generally accepted accounting principles (“GAAP”); however, management uses this performance measure for assessing the operating performance of its reportable segments.

Segmented information is summarized as follows:

	13 weeks
	2005	2004
	$	$
	(unaudited)	(unaudited)
Revenues (1)
Franchising	364.7	312.6
Retail sales	2,318.4	1,024.1
	2,683.1	1,336.7

Operating income before amortization
Franchising	37.9	32.0
Retail sales	66.5	29.9
	104.4	61.9

Amortization
Franchising (2)	4.0	3.2
Retail sales	57.6	22.9
	61.6	26.1

Operating income
Franchising	33.9	28.8
Retail sales	8.9	7.0
	42.8	35.8

(1) Revenues include sales and other revenues.

(2) Including amortization of incentives paid to franchisees.

	13 weeks
	2005	2004
	$	$
	(unaudited)	(unaudited)
Acquisition of capital assets and intangible assets (3)
Franchising	5.0	3.1
Retail sales	38.3	18.1
	43.3	21.2

	As at August 27, 2005	As at May 28, 2005
	$	$
	(unaudited)	(audited)
Total assets
Franchising	786.5	737.2
Retail sales	4,928.5	4,957.7
	5,715.0	5,694.9

The Company’s revenues, capital assets, intangible assets and goodwill attributed to Canada and the United States are as follows:

	13 weeks
	2005	2004
	$	$
	(unaudited)	(unaudited)
Revenues (1)
Canada	364.7	312.6
United States	2,318.4	1,024.1
	2,683.1	1,336.7

	As at August 27, 2005	As at May 28, 2005
	$	$
	(unaudited)	(audited)
Capital assets, intangible assets and goodwill
Canada	322.6	300.2
United States	2,760.8	2,788.4
	3,083.4	3,088.6

(1) Revenues include sales and other revenues.

(2) Including amortization of incentives paid to franchisees.

(3) Excluding business acquisitions.

THE JEAN COUTU GROUP (PJC) INC.

Unaudited additional information

Periods ended August 27, 2005 and August 28, 2004

(In millions of US dollars except for margins)

	13 weeks
	2005	2004
	$	$
Canada
Sales	322.8	275.3
Cost of goods sold	294.1	251.0
Gross profit	28.7	24.3
As a % of sales	8.9%	8.8%

Other revenues (1)	42.8	38.1

General and operating expenses	33.6	30.4
Operating income before amortization	37.9	32.0
Amortization (1)	4.0	3.2
Operating income	33.9	28.8

United States
Sales	2,315.0	1,023.0
Cost of goods sold	1,727.1	777.1
Gross profit	587.9	245.9
As a % of sales	25.4%	24.0%

Other revenues	3.4	1.1

General and operating expenses	524.8	217.1
Operating income before amortization	66.5	29.9
Amortization	57.6	22.9
Operating income	8.9	7.0

Consolidated
Sales	2,637.8	1,298.3
Cost of goods sold	2,021.2	1,028.1
Gross profit	616.6	270.2
As a % of sales	23.4%	20.8%

Other revenues (1)	46.2	39.2

General and operating expenses	558.4	247.5
Operating income before amortization	104.4	61.9
Amortization (1)	61.6	26.1
Operating income	42.8	35.8

(1) Amortization of incentives paid to franchisees are presented in the amortization instead of other revenues

	13 weeks
	2005	2004

Number of outlets
Beginning of period	2,243	655
Openings	13	18
Acquisitions	1	1,549
Relocations	(7)	(10)
Closings	(78)	(3)
End of period	2,172	2,209

Network performance - Retail sales
(In millions of US dollars)

Canada (1)	555.6	482.1
United States	2,315.0	1,023.0
	2,870.6	1,505.1

Network performance - Retail sales
Canada (1)
Pharmacy	58%	57%
Front-end	42%	43%

United States
Pharmacy	73%	72%
Front-end	27%	28%

(1)  Franchised’s outlet retail sales are not included in the Company’s consolidated financial statements.

	13 weeks
	2005	2004

Retail sales growth (1)
Canada (2)
Total	3.6%	6.8%
Pharmacy	5.5%	9.8%
Front-end	1.4%	2.1%

United States
Total	126.3%	133.2%
Pharmacy	131.0%	143.9%
Front-end	114.3%	109.7%

Retail sales growth - same store (1)
Canada (2)
Total	3.5%	6.1%
Pharmacy	5.4%	9.0%
Front-end	1.4%	1.5%

United States (3)
Total	0.3%	2.2%
Pharmacy	1.3%	3.8%
Front-end	(2.3)%	(1.4)%

(1)  Growth is calculated in local currency and is based on comparable periods.

(2)  Franchised’s outlet retail sales are not included in the Company’s consolidated financial statements.

(3)  This measure includes same-store sales for the acquired Eckerd corporate outlets as of August 1, 2005.

THE JEAN COUTU GROUP (PJC) INC.

Unaudited additional information

Periods ended August 27, 2005 and August 28, 2004

(In thousands of US dollars )

Non GAAP measures - Operating income before amortization (“OIBA”)

OIBA is not a measure of performance under Canadian generally accepted accounting principles (“GAAP”); however management uses this performance measure in assessing the operating and financial performance of its reportable segments.  Besides, we believe that  OIBA is an additional measure used by investors to evaluate operating performance and capacity of a company to meet its financial obligations.  However, OIBA is not and must not be used as an alternative to net earnings or cash flow generated by operating activities as defined by Canadian GAAP. OIBA is not necessarily an indication that cash flow will be sufficient to meet our financial obligations. Furthermore, our definition of OIBA may not be necessarily comparative to similar measures reported by other companies.

Net earnings, which is a performance measure defined by Canadian GAAP, is reconciled below with OIBA.

	13 weeks
	2005	2004
	$	$

Net earnings	11.1	22.3
Interest on long-term debt	48.9	15.0
Other financing expenses, net	1.8	2.7
Income tax recovery	(19.0)	(4.2)
Operating income	42.8	35.8
Amortization per GAAP financial statements	60.7	25.3
Amortization of incentives paid to franchisees (1)	0.9	0.8
Operating income before amortization (“OIBA”)	104.4	61.9

(1) Amortization of incentives paid to franchisees is grouped with other revenues in the GAAP financial statements.